Exhibit 99.3

Genius Group announces 2025 Financial Results with 80% Pro Forma Revenue Growth to $13.6 Million

Company completes transformation into a triple-engine AI education group preparing the World for the future of work: Genius School, Genius Academy and Genius Resorts

SINGAPORE, March 9, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered, Bitcoin-first education group, today reported financial results for the fiscal year ended December 31, 2025, and filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.

The Company reported audited full-year revenue of $8.4 million, compared to $7.6 million in 2024, with pro forma revenue of $13.6 million - an 80% increase. The Company also reported a 76% reduction in cash used in operations to $10.6 million, from $46.3 million in 2024.

In 2025 the Company consolidated its operations on three business units with a focus on profitable growth: Genius School, Genius Academy and Genius Resorts, which combine into a regional Genius City lifelong learning campus model. The combination of the three business units achieved operational profitability in the last quarter of 2025 and the Company’s financial results represent the completion of a successful consolidation of operations for our planned growth in 2026.

Full Year 2025 Financial Highlights

●	Revenue: Audited revenue of $8.4 million, from $7.6 million in 2024. Pro forma revenue of $13.6M represents 80% growth from 2024 revenue.
●	Gross Profit: Audited gross profit of $2.9 million from $2.4 million in 2024, pro forma gross profit of $4.9 million – An 110% growth from 2024.
●	Net Operating Loss: Audited net loss of $26.1 million from $21.4 million in 2024, pro forma net loss of $27.6 million – A 29% increase from 2024.
●	Net Loss Per Share: Audited net loss per share of ($0.55) from ($1.03) in 2024, pro forma net loss per share of ($0.56) – a 46% reduction from 2024.
●	Non-cash Items: Audited net loss is after $42.9 million of non-cash items due to provisions and asset impairments related to restructuring and discontinued operations, together with stock based compensation. Most of these non-cash items are one-off costs.
●	Operating Cash Flow: Cash used in operations improved to $10.6M in 2025, from $46.3M in 2024 – a 76% improvement from 2024 - reflecting tighter operational efficiencies.
●	Adjusted EBITDA: Audited adjusted EBITDA of ($13.1) million from ($12.7) million in 2024, pro forma adjusted EBITDA of ($13.1M).

●	Total Assets: Audited Total Assets of $137 million, from $101 million in 2024 – a 36% increase.
●	Cash Position: Cash and cash equivalents of $2.4M as at December 31, 2025.
●	Bitcoin Treasury: Bitcoin holdings of 154 Bitcoin as at December 31, 2025.
●	Students and users: 6.1 million students and users compared to 5.8 million in 2024.
●	Annual Revenue per paying student: $1,856 average annual revenue per paying student, from $161 in 2024 – A 1,053% increase as a result of our change in our Genius School and Genius Academy model.

Additional information with respect to the Company’s business, operations and financial condition for the year ended December 31, 2025 is contained in the Company’s Annual Report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and available on the Company’s website at www.geniusgroup.ai

Roger James Hamilton, Founder and CEO of Genius Group, commented “2025 was a year of consolidation and transformation for Genius Group, further to a series of corporate and legal actions to defend our shareholders’ interests, resulting in the Company filing a number of legal suits to pursue damages against various parties amounting to over $1 billion.”

“Our operational focus in 2025 has been on building our core business of AI-powered, entrepreneurial education around three business units, Genius School, Genius Academy and Genius Resorts. This has enabled us to organize our group around three strong growth models to deliver our lifelong learning Genius Curriculum to prepare and upskill the next generation for the future world of work. We have built strong foundations for a successful 2026.”

Financial Outlook for 2026

Genius Group is growing its AI-Powered Genius School and Genius Academy programs in 2026, and scaling its Genius Resort model with a focus on cash positive operations. The Company expects a further 48% growth in annual revenue to $20 to $22 million and positive adjusted EBITDA from operations of $1.5 to $2.0 million in 2026, whilst continuing to build strength in its balance sheet and positive outcomes in its legal cases.

2025 Business Highlights

●	Structural Reorganisation: During 2025, the Group reorganised its operating structure around three business units: Genius School (early learning through high school), Genius Academy (adult and entrepreneur education), and Genius Resorts (experiential learning campuses and hospitality). This structure, united in our Genius City campus model, delivers our integrated, AI-powered Genius lifelong learning curriculum.

●	Integration of Genius Resorts: In August 2025, Genius Group acquired Entrepreneur Resorts Pte Ltd (ERPL), adding four hospitality properties to the Group: Tau Game Lodge and Matla Game Lodge (South Africa), and Vision Villas and Genius Café Beach Club (Bali, Indonesia). These venues serve as location-based experiential learning environments for the Group’s global community of entrepreneurs, generating $2.2M in audited revenue in 2025 from the post-acquisition period alone.

●	Launch of Genius School in Bali: In November 2025, Genius Group acquired a 51% majority stake in Pro Education (Pro Ed), giving the Group control of early learning, primary and middle school campuses at Umalas and Nuanu, Bali, Indonesia. Pro Ed operates under the Cambridge International Education System and is being integrated into the Genius School model as Asia’s Leading Future School.

●	Launch of Genius City, Bali: In November 2025, Genius Group signed and closed a Joint Venture Agreement to develop Genius City within Nuanu Creative City, Indonesia. Genius City will serve as the Company’s first fully integrated living and learning district, combining school, academy, resort and community infrastructure within a single entrepreneur ecosystem, scheduled for completion by 2028.

●	Legal Progress: The Company took a number of significant steps towards protecting shareholder interests, including the release of all liens on the Company’s assets by third parties, the approval and execution of multiple Company buybacks, the Company’s CEO, Directors and Officers purchasing the Company’s shares on the open market, the Company commencing the process of a dual listing on the Australia Stock Exchange (ASX) and the Company’s legal team filing a series of lawsuits including a RICO complaint and a class action lawsuit against alleged market manipulation claiming a combined $1 billion in damages.

●	Bitcoin Treasury Strategy: Genius Group has adopted bitcoin as a component of its corporate treasury reserve assets, reflecting the Company’s view of bitcoin’s long-term potential as a store of value and hedge against currency debasement. The Company held 154 BTC as collateral as at December 31, 2025.

Earnings Webcast and Presentation

Management hosted a webcast to discuss the Company’s financial results at 8:30 AM Eastern Time / 9:30 PM Singapore Time on Monday, March 9, 2025. Management also provided updates on its AI-Powered Genius School and Genius Academy plans, Genius City model, Bitcoin Treasury strategy, status of current legal cases and guidance for 2026, together with the results of the Company’s recent share count exercise.

A recording of the webcast, along with supplemental information, can be accessed on the investor relations section of the Genius Group website.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Contacts

For enquiries, contact investor@geniusgroup.ai